YOUSTAKE, INC.
Balance Sheets
(unaudited)

	April 30,	
	2017	2016

Assets

Current assets		
Cash (Note 1)	$ **39,172**	$ 250,696
Prepaid expenses (Note 2)	**3,250**	-
Total current assets	**42,422**	250,696
Other assets		
Receivable from investor	**-**	5,000
Deposits	**-**	2,700
Total other assets	**-**	7,700
Total assets	$ **42,422**	$ 258,396

Liabilities and stockholders' deficit

Current liabilities		
Accounts payable and accrued liabilities (Note 4)	**27,012**	75,987
Accrued executive compensation	**106,900**	-
Accrued payroll taxes	**2,617**	7,413
Officer loan (Note 4)	**1,970**	-
Unearned revenue (Note 5)	**-**	76,822
Total current liabilities	**138,499**	160,222
Other liabilities		
Convertible debt, net of discount (Note 1 and 3)	**119,444**	102,778
Total liabilities	**257,943**	263,000
Commitments & contingencies	**-**	-
Stockholders' deficit		
Common stock, 10,000,000 shares, $0.001 par value, authorized; 9,575,000 and 9,224,000 shares issued and outstanding as of April 30, 2017 and 2016, respectively (Note 10)	**9,575**	9,224
Paid in capital - purchase rights	**746,000**	317,000
Accumulated deficit	**(971,096)**	(330,828)
Total stockholders' deficit	**(215,521)**	(4,604)
Total liabilities and stockholders' equity	$ **42,422**	$ 258,396

See accountants' review report and accompanying notes to the financial statements.

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